FILED

15 DEC 16 AM 5:51

SECRETARY OF STATE
TALLAHASSEE FLORIDA

Articles of Amendment
To
Articles of Incorporation
Of
APPALACHIAN MOUNTAIN BREWERY, INC.
Document Number: L52786

Appalachian Mountain Brewery, Inc., a Florida Profit Corporation, adopts the following amendment(s) to its Articles of Incorporation:

4. DESIGNATION OF SERIES B PREFERRED STOCK.

The preferences, limitations, and relative rights Series B Preferred Stock shall be and hereby are modified as follows:

A. Prior to any conversion of shares of Series B Preferred Stock into shares of the Corporation's common stock upon the request of any holder thereof, approval of such conversion by the Corporation's board of directors shall be required; provided that such approval can be denied or withheld with or without reason.

B. Prior to any conversion of shares of Series B Preferred Stock into shares of the Corporation's common stock upon the request of any holder thereof, such holder shall either (i) present proof of payment for such shares or (ii) pay a price of $2.50 per share with respect to the shares of Series B Preferred Stock to be converted.

C. The shares of Series B Preferred Stock issued by the Corporation between beginning April 29, 2010 and ending December 23, 2013, excluding shares thereof issued to Clinton F. Walker, pending proof of payment by the registered holders or payment of a price of $2.50 per share based on the number of shares originally issued notwithstanding any future combination of shares into a lesser number of Series B Preferred Stock shall be deemed "not issued" for any and all purposes, including financial statement disclosure where the number of shares of Series B Preferred Stock issued by the Corporation between beginning April 29, 2010 and ending December 23, 2013 shall be disclosed as a contingent liability subject to proof of payment, whether contemporaneous with issue or current.

D. Except as set forth herein, the certain preferences, limitations, and relative rights of the Series B Preferred Stock shall remain unchanged.

Adoption of Amendment(s): The amendment(s) were adopted by the board of directors and by a majority of issued and outstanding shares of Series B Preferred Stock as a class pursuant to §607.0726, Fla. Stat., entitled to vote thereon as a class at the time thereof.

The date of adoption of the amendments set forth above is December 15, 2015.

Dated: December 15, 2015

Sean Spiegelman, Chief Executive Officer, authorized hereunto